October 2, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Evan S. Jacobson
Mark P. Shuman, Branch Chief – Legal
Division of Corporation Finance

Re:	Blue Coat Systems, Inc. Post-Effective Amendment No. 1 to Registration Statement on Form S-3
Filed June 23, 2009
File No. 333-152752

Ladies and Gentlemen:

Blue Coat Systems, Inc. (“Blue Coat” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 30, 2009, relating to Post-Effective Amendment No. 1 to Registration Statement on Form S-3, File No. 333-152752 (the “Amendment No. 1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Blue Coat’s response.

General

1.	We note that you have incorporated by reference to your annual report on Form 10-K for the fiscal year ended April 30, 2009, and that your annual report incorporates Part III information by reference to your definitive proxy statement. Because you have not yet filed your definitive proxy statement, please either: (i) amend your registration statement to include the information omitted from the 10-K, or (ii) file an amended Form 10-K that includes the applicable Part III information. See Telephone Interpretation 11.6 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations; see also Question 114.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Securities Act Forms.

Response:	The Company filed an Amendment No. 1 on Form 10-K/A on August 27, 2009, which includes the applicable Part III information.

In addition, in response to the Staff’s verbal request, the Company filed Post-Effective Amendment No. 2 to Registration Statement on Form S-3 (the “Amendment No. 2”) on October 2, 2009, to amend the “Where You Can Find More Information” section by:

Securities and Exchange Commission

October 2, 2009

•

incorporating by reference all documents, including the Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2009, which were filed pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act (the “Exchange Act Filings”) after the date of Amendment No. 1 and prior to the date of Amendment No. 2; and

•

adding a statement to the effect that all Exchange Act Filings of the Company after the date of Amendment No. 2 and prior to the effectiveness of Amendment No. 2 are incorporated by reference into the prospectus, which is a part of Amendment No. 2.

In connection with this response, Blue Coat acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns with respect to the foregoing, please contact the undersigned at (408) 220-2085 or by facsimile at (408) 220-2175.

Sincerely,

/s/ Betsy E. Bayha
Betsy E. Bayha
Senior Vice President, General Counsel and Secretary

cc:	Via Facsimile (650) 752-3611 Sarah K. Solum, Esq. Davis Polk & Wardwell LLP